

July 29, 2020

Stephen J. Thomas, III
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite
San Diego, CA 92101

  Re: TPT Global Tech,, Inc.
    Offering Statement on Form 1-A
    Filed July 2, 2020
    File No. 024-11260

Dear Mr. Thomas:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Investment Summary, page 2

1. Please disclose that the dividends are at the discretion of the company and that investors should not expect to receive dividend income from shares of the company's Series D Preferred Stock. Also disclose in the summary, consistent with your disclosure on page 58, that the company currently intends to retain all future earnings for the operation of its business and has not paid dividends on common stock.

Optional Conversion, page 5

2. Please provide an example illustrating the number of shares that an investor may receive in the event of an optional conversion using the 30-day average market closing price. Disclose the total maximum number of shares that could be converted. Also disclose any risks to the company or dilutive effect that the optional conversion rate may have on shareholders.

Voting Rights, page 5

3.	Please clarify that your Chief Executive Officer, Stephen J. Thomas, III, will continue to hold voting control following the offering. Specify the percentage of voting power that he currently holds and may hold if the maximum number of shares in this offering is sold.

Future Plans
TPT MedTech, page 23

4.	Please identify the sources of industry or market data, including but not limited to, projections about the point-of-care diagnostics and testing marrket.

5.	Please disclose the status of your plans to develop and market a "sequenced cohesive solution designed to address the risk of contracting COVID-19 inadvertently through touch or aerosolized." Disclose the regulatory approvals that you need, testing that is required, or additional steps necessary to market this product. Discuss the amount of capital funds that you will require to complete development.

Principal Shareholders, page 68

6.	Please separately disclose the beneficial ownership of each class of voting securities. In this regard, we note that you have 2,588,693 shares of Series B Convertible Preferred Stock outstanding as of March 31, 2020. Also, disclose the voting power for each person listed in the table.

	We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at 202-551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Littman